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                                 Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)


                             LAWTER INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   520786 10 4
                                 (CUSIP Number)


                                 Donald G. Mulack

                               McBride Baker & Coles
                      500 West Madison Street, 40th Floor
                        Chicago, IL 60661 (312) 715-5700
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 19, 1998
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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SCHEDULE 13D
CUSIP No. 520786 10 4


1     NAME OF REPORTING PERSON:  James D. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           a ( )     b (X)
3     SEC USE ONLY
4     SOURCE OF FUNDS:  Not applicable
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                             13,286,267
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        13,286,267
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  13,286,267
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  (X)
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  29.2%
14    TYPE OF REPORTING PERSON:  IN


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          This Amendment No. 9 relates to the Schedule 13D filed by James D.
Terra on January 19, 1987, as previously amended (the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. The Schedule 13D is hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.

          Item 1 of the Schedule 13D is amended and restated to read in its entirety as follows:

          This Amendment No. 9 to the Schedule 13D relates to shares of common stock, $1.00 par value (the "Common Stock"), of Lawter International, Inc., a Delaware corporation (the "Company"), which has its principal executive office at One Terra Way, 8601 95th Street, Kenosha, Wisconsin 53412-7716.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

          James D. Terra became a beneficial owner of 11,943,130 shares of the Common Stock (the "Estate Shares") when he was named executor of the Estate of Daniel J. Terra (the "Estate"), Mr. Terra's father, on July 8, 1996. At that time, Mr. Terra also owned 2,249,237 shares of Common Stock for his own account. Mr. Terra subsequently sold 466,100 Estate Shares on behalf of the Estate and 466,100 shares of Common Stock on his own behalf. As of March 24, 1998, the Estate owned 11,503,130 shares of Common Stock, and Mr. Terra owned 1,783,137 shares of Common Stock for his own account.

          On March 19, 1998, Mr. Terra, individually and as the executor of the Estate, the Company, and the Terra Foundation for the Arts (the "Foundation") entered into a Purchase Agreement and Mutual Release dated as of March 19, 1998 (the "Purchase Agreement") pursuant to which the Company will purchase the remaining 11,503,130 Estate Shares, representing approximately 25.4% of the issued and outstanding Common Stock of the Company, for a purchase price of $11.375 per share or $130,848,104 in the aggregate.

          The Purchase Agreement provides that, if on or prior to April 17, 1999, there is a transaction which results in a change in control of the Company in which the stockholders of the Company receive more than $11.375 per share for their Common Stock, the Company will pay the Estate an adjustment amount equal to the product of the difference in such prices times 11,503,130. Pursuant to the standstill provisions of the Purchase Agreement, the Estate, as well as Mr. Terra and the Foundation, which is the sole remainder beneficiary of the Estate, have agreed, severally and not jointly, among other things, not to, until after April 17, 1999, (i) acquire, directly or indirectly, any securities of the Company (or assist others in such regard), (ii) make a public request that the Company amend its certificate of incorporation or bylaws,
(iii) seek, alone or with others, to exercise control over the management, board of directors, or policies of the Company, and (iv) propose that the Company enter into any merger or other business combination, sale or transfer of assets, recapitalization, share repurchase, liquidation or other extraordinary corporate transaction.

          The purchase of the Estate Shares is expected to be completed on April 17, 1998 and is subject to customary closing contingencies, including the Company obtaining financing to fund the purchase price as described above.

          The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement which is an exhibit to this report and is incorporated herein by reference.

          Except as described above, Mr. Terra does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any

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other material change in the Company's business or corporate structure, (g)
changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the future and change his intent with respect to any of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 is amended and restated to read in its entirety as follows:

          (a) Mr. Terra beneficially owns 13,286,267 shares representing 29.2% of the total Common Stock issued and outstanding on October 31, 1997.


          DISCLAIMER OF BENEFICIAL OWNERSHIP


     James D. Terra disclaims beneficial ownership of any shares of the Common Stock held by the Foundation, of which he is a director. As of March 20, 1998, the Foundation owned 1,328,487 shares of Common Stock, all of which were acquired through gifts to the Foundation by Daniel J. Terra. These shares are not among the shares of Common Stock reported herein.

          DISCLAIMER OF GROUP MEMBERSHIP

     James D. Terra disclaims that he, individually or as the Estate's executor, is acting, for purposes of Section 13(d)(3) of the Exchange Act, with the Foundation as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of shares of Common Stock. Mr. Terra further disclaims that he, individually or as the Estate's executor, has agreed with the Foundation, for purposes of Rule 13d-5(b)(1) under the Exchange Act, to act together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.

          Notwithstanding the foregoing, pursuant to the standstill provisions of the Purchase Agreement, the Estate, as well as Mr. Terra and the Foundation, have agreed, severally and not jointly, among other things, not to, until after April 17, 1999, (i) acquire, directly or indirectly, any securities of the Company (or assist others in such regard), (ii) make a public request that the Company amend its certificate of incorporation or bylaws, (iii) seek, alone or with others, to exercise control over the management, board of directors, or policies of the Company, and (iv) propose that the Company enter into any merger or other business combination, sale or transfer of assets, recapitalization, share repurchase, liquidation or other extraordinary corporate transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in Item 4 of this Amendment, Mr. Terra does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Purchase Agreement and Mutual Release dated as of March 19, 1998, by and among the Company, the Estate, the Foundation and James D. Terra (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 19, 1998.)



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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 24, 1998                     /s/ James D. Terra
-----------------------------          ----------------------------------------
                                                   Signature


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                                 EXHIBIT INDEX


Exhibit 1 Purchase Agreement and Mutual Release dated as of March 19, 1998, by and among the Company, the Estate, the Foundation and James D. Terra (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 19, 1998.)